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                                                                    EXHIBIT 12-1

                           FOSTER WHEELER CORPORATION
           STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
                 TO FIXED CHARGES AND COMBINED FIXED CHARGES AND
                      PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000's)
                                    Unaudited



                                              6 months                                   Fiscal Year
                                                            ---------------------------------------------------------------------
                                                1997          1996           1995           1994            1993           1992
                                             ---------      ---------      ---------      ---------      ---------      ---------

Earnings:

Net Earnings/(Loss)                          $  16,951      $  82,240      $  28,534      $  65,410      $  57,704      $ (45,755)
Taxes on Income                                 13,298         44,626         41,129         41,457         39,114         22,321
Cumulative Effect of Change in
    Accounting
Principle                                                                                                                  91,259
Total Fixed Charges                             43,047         74,002         60,920         45,412         43,371         46,365
Capitalized Interest                            (4,726)        (6,362)        (1,634)          (467)          (213)        (1,739)
Capitalized Interest Amortized                   1,092          2,528          2,273          2,189          2,180          2,111
Equity Earnings of non-consolidated
   associated companies accounted for by
   the equity method, net of dividends            (689)        (1,474)        (1,578)          (623)          (883)           771
                                             ---------      ---------      ---------      ---------      ---------      ---------
                                             $  68,973      $ 195,560      $ 129,644      $ 153,378      $ 141,273      $ 115,333



Fixed Charges:

Interest Expense                             $  28,578      $  54,940      $  49,011      $  34,978      $  33,558      $  34,159
Capitalized Interest                             4,726          6,362          1,634            467            213          1,739
Imputed Interest on non-capitalized
     lease payments                              9,743         12,700         10,275          9,967          9,600         10,467
                                             ---------      ---------      ---------      ---------      ---------      ---------
                                             $  43,047      $  74,002      $  60,920      $  45,412      $  43,371      $  46,365


RATIO OF EARNINGS TO FIXED CHARGES                1.60           2.64           2.13           3.38           3.26           2.49



*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.




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